

Beau Garrett <hello@flybravogolf.com>

Funding Collateral
3 messages

Beau Garrett <hello@flybravogolf.com>   Wed, May 17, 2023 at 1:23 PM
To: michael@servefunding.com

Ok everything except my YTD P&L/Balance Sheet, is in the linked folder below. I'll send the P&L later today or tomorrow.

In terms of the other figures you requested, they are listed in the deck I sent over, but I've also got them below for quick reference.

Also I wanted to disclose that I have a shopify line of credit ~$1900 that I've used to help pay for advertising. They take a small percentage of sales to repay the balance. Second, for the first order deposit, Dad offered to front the fee at no interest for 18 months. I owe him about $250 a month to service the note (~$21k), which I plan to payoff once I sell through my first round of watches.

Key Metrics:
Unit Cost: $200
Retail Price of Watch: $595
Total Orders to date: 61

Customer Acquisition Cost: $125
Return on Ad Spend (ROAS): 4.4
Breakeven ROAS: 1.85

Bravo Golf Funding Collateral: https://drive.google.com/drive/folders/15kwdq3mhQTLsYKI3ZOfzRcMSARkeyhN1?usp=share_link

Happy to send anything else over that you need.

Michael Kodinsky <michael@servefunding.com>   Thu, May 18, 2023 at 9:17 AM
To: Beau Garrett <hello@flybravogolf.com>

Thank you Beau.

A request – is there any other way to extract / download the "orders' docs you uploaded ? in its current format, when I go to download it what I get is this:



Here to serve,

Michael Kodinsky

Founder|CEO



www.servefunding.com

(770) 820-7409

Calendly link *for a call or zoom.*

From: Beau Garrett <hello@flybravogolf.com>

Date: Wednesday, May 17, 2023 at 2:24 PM
To: Michael Kodinsky <michael@servefunding.com>
Subject: Funding Collateral

Ok everything except my YTD P&L/Balance Sheet, is in the linked folder below. I'll send the P&L later today or tomorrow.

In terms of the other figures you requested, they are listed in the deck I sent over, but I've also got them below for quick reference.

Also I wanted to disclose that I have a shopify line of credit ~$1900 that I've used to help pay for advertising. They take a small percentage of sales to repay the balance. Second, for the first order deposit, Dad offered to front the fee at no interest for 18 months. I owe him about $250 a month to service the note (~$21k), which I plan to payoff once I sell through my first round of watches.

Key Metrics:

Unit Cost: $200

Retail Price of Watch: $595

Total Orders to date: 61

Customer Acquisition Cost: $125

Return on Ad Spend (ROAS): 4.4

Breakeven ROAS: 1.85

Bravo Golf Funding Collateral: https://drive.google.com/drive/folders/15kwdq3mhQTLsYKI3ZOfzRcMSARkeyhN1?usp=share_link

Happy to send anything else over that you need.

Michael Kodinsky <michael@servefunding.com>   Thu, May 18, 2023 at 9:56 AM
To: Beau Garrett <hello@flybravogolf.com>

From our call, please provide me the following, at your convenience:

- One page exec summary of the business including a narrative around the survey you conducted and how that confirmed the strong market interest for your product
- Link(s) to survey results
- Links to influencers' pages who will be promoting the product and ideally a one or two line reference about each and their level of commitment to promoting it
- Invite to the call on Monday with crowdfunding platform

Thanks!

Here to serve,

Michael Kodinsky

Founder|CEO



www.servefunding.com

(770) 820-7409

Calendly link for a call or zoom.

From: Beau Garrett <hello@flybravogolf.com>
Date: Wednesday, May 17, 2023 at 2:24 PM
To: Michael Kodinsky <michael@servefunding.com>
Subject: Funding Collateral

Ok everything except my YTD P&L/Balance Sheet, is in the linked folder below. I'll send the P&L later today or tomorrow.

In terms of the other figures you requested, they are listed in the deck I sent over, but I've also got them below for quick reference.

Also I wanted to disclose that I have a shopify line of credit ~$1900 that I've used to help pay for advertising. They take a small percentage of sales to repay the balance. Second, for the first order deposit, Dad offered to front the fee at no interest for 18 months. I owe him about $250 a month to service the note (~$21k), which I plan to payoff once I sell through my first round of watches.

Key Metrics:

Unit Cost: $200

Retail Price of Watch: $595

Total Orders to date: 61

Customer Acquisition Cost: $125

Return on Ad Spend (ROAS): 4.4

Breakeven ROAS: 1.85

Bravo Golf Funding Collateral: https://drive.google.com/drive/folders/15kwdq3mhQTLsYKl3ZOfzRcMSARkeyhN1?usp=share_link

Happy to send anything else over that you need.